UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    Form N-8F
                      Application pursuant to Section 8(f)
                  of the Investment Company Act of 1940 ("Act")
                            and Rule 8f-1 thereunder
                        for Order Declaring that Company
                     Has Ceased to be an Investment Company.

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister:

         [ ]      Merger
         [X]      Liquidation
         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]      Election of status as a Business Development Company
                  (Note:  Business Development Companies answer only questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         Mercury Target Select Equity Fund, Inc.

3.       Securities and Exchange Commission File No.:

         811- 10037

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]      Initial Application                [ ]    Amendment

5.       Address of Principal Executive Office:

         800 Scudders Mill Road
         Plainsboro, NJ  08536

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

         Anthony A. Vertuno, Esq.
         Shearman & Sterling
         801 Pennsylvania Avenue, N.W.
         Washington, DC  20004-2004

         Tel:  (202) 508 - 8170

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

         The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant's Investment Adviser and its Transfer Agent:

         Applicant's Investment Adviser:           Transfer Agent:

         Concentrated Capital Management, L.P.     Financial Data Services, Inc.
         1150 First Avenue                         4800 Deer Lake Drive East
         Park View Tower, Suite 600                Jacksonville, FL  32246-6484
         King of Prussia, Pennsylvania 19406-2816  888-763-2260

8.       Classification of fund:

         [X]      Management Company
         [ ]      Unit investment trust
         [ ]      Face-amount certificate company

9.       Subclassification if the fund is a management company:

         [X]      Open-end [   ]    Closed-end

10.      State law under which the fund was organized or formed:

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Adviser:

         Concentrated Capital Management, L.P.
         1150 First Avenue
         Park View Tower, Suite 600
         King of Prussia, Pennsylvania  19406-2816

         Sub-Advisers:

         Turner Investment Partners, Inc.
         1235 Westlakes Drive, Suite 350

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


         Berwyn, Pennsylvania  19312

         Mercury Advisors
         800 Scudders Mill Road
         Plainsboro, New Jersey  08536

         Evergreen Investment Management Company
         200 Berkeley Street
         Boston, Massachusetts  02116

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         FAM Distributors, Inc.
         P.O. Box 9081
         Princeton, New Jersey  08543-9081

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

                  Not applicable.

         (b)      Trustee's name(s) and address(es):

                  Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [ ]      Yes      [X]      No

         If Yes, for each UIT state:

         Name(s):

         File No.:  811-
                         -------
         Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]      Yes      [ ]      No

         If Yes, state the date on which the board vote took place:


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                  October 11, 2001

                  If  No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]    Yes      [X]    No

                  If Yes, state the date on which the shareholder vote took place:

                  If  No, explain:

                  It was determined that shareholder approval was not required.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes    [ ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  11/26/01

         (b)      Were the distributions made on the basis of net assets?
                  [X]     Yes      [ ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]     Yes      [ ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [ ]     Yes      [X]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

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17.      Closed-end funds only:

         Has the fund issued senior securities?

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]     Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

         [  ]     Yes      [X]      No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]     Yes      [X]      No

         If Yes,

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         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:            $  0
                                                       ------

                  (ii)     Accounting expenses:       $  0
                                                       ------

                  (iii)    Other expenses (list and identify separately):

                                Printing:                              $    0
                                                                        ------
                                Mailing:                               $    0
                                                                        ------
                                Other (preparation and filing
                                 of tax returns in connection
                                 with liquidation):                    $4,500
                                                                        ------

                  (iv)     Total expenses
                           (sum of lines (i) - (iii) above):           $4,500
                                                                        -----

         (b)      How were those expenses allocated?

                  Accrued by the Fund prior to liquidation.

         (c)      Who paid those expenses?

                  Merrill Lynch Investment Managers (parent of sub-adviser Mercury Advisors).

         (d)      How did the fund pay for unamortized expenses (if any)?

                  None

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes      [X ]     No


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


         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:


                                  VERIFICATION

         The undersigned states that:


         (i)      he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Mercury Target Select Equity Fund, Inc.

         (ii) he is the Vice President and Treasurer of Mercury Target Select Equity Fund, Inc.

         (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

         The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


         /s/ Donald C. Burke                          January 30, 2002
         ---------------------------                  ------------------
         Donald C. Burke                              Date
         Vice President and Treasurer


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